Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com



September 19, 2008

VIA EDGAR

Mr. Keith O'Connell
Ms. Sheila Stout
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:  AllianceBernstein Global Technology Fund, Inc.
             Prospectus/Proxy Statement
             File Nos. 333-153163 and 811-03131

Dear Mr. O'Connell and Ms. Stout:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form N-14 filing for AllianceBernstein Global Technology Fund, Inc. ("Global Tech Fund") regarding Global Tech Fund's acquisition of AllianceBernstein Global Health Care Fund, Inc. ("Global Health Care"), as provided orally to Young Seo of this office on September 14, 2008 and September 18, 2008 by Mr. O'Connell and Ms. White. The Staff's comments and our responses are discussed below.(1)

Comment 1:  Questions and Answers, #2: In addition to the disclosure that the shareholders of Global Health Care will not be assessed any sales charges or other shareholder fees in connection with the Acquisition, the disclosure in the Answer to Question #5, that Global Health Care will bear the expenses of the Acquisition, should be provided. In lieu of including the full disclosure, a reference to the disclosure in the Answer to Question #5 may be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Questions and Answers, #5: The Answer to Question #5
            states that it will take approximately nine months for Global Health Care shareholders to make up the additional cost. A further explanation should be provided as to how the Global Health Care shareholders will make up the additional cost.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Questions  and  Answers,  #6: In the  Answer to  Question  #6, the
            date of the Annual Report to Shareholders for each Fund should be provided.

Response:   We have revised the disclosure in response to this comment.

----------------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.

Comment 4:  Summary:  In addition  to the Funds'  average  annual  returns for one, three and five years, the 10 year and since inception performance returns for Global Tech Fund and Global Health Care, respectively, should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Summary:   The  performance   information  should  be  updated  to
            reflect  more  current  information,   such  as  the  year-to-date
            performance information.

Response:   We have revised the disclosure in response to this comment.

Comment 6:  Summary - Comparison of Fees: Pursuant to Item 3(a) of N-14, the
            Staff would prefer the fee tables and expense examples in Appendix A to be furnished in the main text of the N-14.

Response:   An  explanation  of  the  expense   ratios,   including  a  table,
            illustrating  the  differences  in the expense  ratios is included under  "Comparison  of Fees." We  continue  to  believe  that this
            information   provides  a  clear,   concise   and   understandable
            presentation   of   expense   information   consistent   with  the
            Instructions of Form N-14 and that it is not helpful to the investors to provide the entire table in the main text.
            We have not revised the disclosure in response to this comment.

Comment 7:  Summary - Comparison of Fees, Appendix A - Fee Table: Pursuant to
            Item 3(a) of Form N-14 and Item 3(d)(i) of Form N-1A, the fee table should be as of the most recent fiscal year end. If there has been a material contractual change, the fee table for the most recent semi-annual period may be provided. For Global Health Care, the ratios should be as of June 30, 2008, its most recent fiscal year end. For Global Tech Fund, the ratios as of July 31, 2007, its most recent fiscal year end for which information is publicly available, or the ratios for the six-month period ended January 31, 2008 may be used. However, since the ratios as of May 31, 2008, as currently provided, are more current than the semi-annual information, May 31, 2008 ratios may be used for Global Tech Fund. In the future, if ratios for a period other than the most recent fiscal year or the semi-annual period are to be used, an explanation in writing should be submitted to the Staff in advance of the filing of the N-14.

Response:   The fee table is as of May 31, 2008 and contains  information that was  presented to the Board for its  approval of the  Acquisition.
            We note  that  Item  3(a)  of Form  N-14  requires  providing  the
            "current"  fees  using  the  format  prescribed  in Item 3 of Form
            N-1A.  We  believe  that   presenting   the  fee  ratios  for  two
            different time periods is misleading to the shareholders. As we discussed, we have revised the disclosure to provide information for both Global Health Care and Global Tech Fund as of June 30,
            2008.

Comment 8:  Summary - Comparison of Fees: In addition to stating that the
            Acquisition would result in a substantial, ongoing expense savings for Global Health Care, the disclosures regarding Global Health Care's bearing the Acquisition expenses and how long it would take the Global Health Care shareholders to recoup the Acquisition costs should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 9:  Summary - Principal Risks: An explanation as to which risks apply to which Fund should be provided, including risks applicable to Global Thematic.

Response:   We have revised the disclosure in response to this comment.

Comment 10: Appendix A - Fee Table: The Total Fund Operating Expenses in the
            fee tables in Appendix A do not agree with the ratio of expense to average net assets in the Financial Highlights tables in Appendix K. For example, the Total Fund Operating Expenses is 1.51% for Global Tech Fund Class A in Appendix A, but the ratio of expense to average net assets is 1.44% in Appendix K. The numbers should agree or an explanation for the differences should be provided.

Response:   The fee table in Appendix A is as of May 31, 2008. The most recent information in the Financial Highlights tables is as of June 30, 2008 for Global Health Care and January 31, 2008 for Global Tech
            Fund.

Comment 11: Summary - Principal Risks: An explanation as to which risks apply to which Fund should be provided, including risks applicable to Global Thematic.

Response:   We have revised the disclosure in response to this comment.

Comment 12: Appendix B - Comparison of Investment Objectives and Policies:
            When the investment policies for Global Health Care and Global Tech Fund are different, an explanation should be provided as to whether Global Thematic's investment policy will be the "same" as Global Health Care's or "Global Tech Fund's.

Response:   We have revised the disclosure in response to this comment.

Comment 13: Appendix D - Description of Principal Risks of the Funds: An
            explanation as to which risks apply to which Fund should be provided, including risks applicable to Global Thematic.

Response:   We have revised the disclosure in response to this comment.

Comment 14: Appendix E - Certain Information Applicable to Class A, Class B,
            Class C, Class R, Class K, Class I and Advisor Class Shares of Global Thematic: The disclosure regarding Class A shares should be revised to reflect initial sales charge of up to 4.25%

Response:   We have revised the disclosure in response to this comment.

Comment 15: Appendix H - Capitalization: The NAVs for Class C, $15,103,157
            for Global Health Care and $137,233,414 for Global Tech Fund, do not add up to the pro forma NAV for Class C of $152,335,572.

Response:   We have  revised  the  disclosure  in  response  to this  comment.

Comment 16: Appendix H - Capitalization: An explanation should be provided as to why information regarding Class I, and Class I only, is presented with decimal points.

Response:   We have revised the disclosure in response to this comment.

Comment 17: The Series and Class information for Global Tech Fund should be provided in the submission information.

Response:   We have revised the submission header in response to this comment.

                                    * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      We are requesting that the effective date of the Registration Statement be September 24, 2008. We will be submitting a request for acceleration of the effective date.

      We appreciate your assistance in this matter. If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at
(202) 737-8833.

                                          Sincerely,



                                          /s/ Young Seo
                                          --------------------
                                              Young Seo

cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.


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